



Garrett Music Academy, LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount: $125,000

Offering End Date: Oct 27, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Garrett Music Academy, LLC

Founded: 2004

Address: 2021 Chaneyville Road

Owings, MD 20736

Industry: Fine Arts Schools

Employees: 2

Website:

https://garrettmusicacademy.mymusicstaff.com/

Use of Funds Allocation:

If the maximum raise is met:

(40.0%) $50,000 – New Student Programming
(36.5%) $45,625 – Refinancing Debt
(20.0%) $25,000 – New equipment and software
 (3.5%) $4,375   - SMBX capital raise fees

Social:

Facebook: 1.1K Followers
Instagram: 478 Followers
Twitter: 465 Followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$207,255	$111,570
Cash & Cash Equivalents	$6,144	($3,479)
Accounts Receivable	$13,821	$13,963
Short-term Debt	$113,597	$2,290
Long-term Debt	$170,006	$141,813
Revenues / Sales	$289,671	$340,183
Cost of Goods Sold	$152,331	$162,736
Taxes	$7,311	$5,754
Net Income	($43,815)	($17,739)

Recognition:

Garrett Music Academy has been in business for over 17 years and has 1,500+ enrolled students, 1 major summer program, two-year round programs and has won 10 community awards.

About:

Garrett Music Academy provides high quality music lessons and specialty programs to everyone who has a passion for music and sees music as a way of life - regardless of their age, social status or ability. Located in Maryland, Garrett Music Academy is led by Krista Garrett who is more than a music connoisseur herself. The academy prides itself on putting its students first and tailoring their private lessons for the student's abilities and goals. Garrett Music Academy has stayed strong through multiple hurdles including surviving a fire in 2016 that destroyed half of their classroom and resources, a subsequent flood that shut down their full-service recording studio, the death of a very adored teammate and thriving during the COVID pandemic with a quick shift to online virtual teaching.

"GMA is more than just music. It's heart - it's where you go and you know 'you' matter." - Carin C., Parent of a GMA student.

Garrett Music Academy is deeply rooted in the community. The academy's philosophy is that music is for everyone, and the programs they've developed reflect that vision. Garrett Music Academy's studio is run by Grammy-nominated producers, and the school is currently expanding to include revamping its recording studio and implementing more programs focused on mental health to help children, teens, veterans, and everyday adults deal with anxiety and depression. There are classes for young children, private music lessons for school band and orchestra students, and programs for mature students looking to maintain memory, mobility, and cognitive brain function. The academy is also developing programs to help people start their own music businesses or to scale their current business models. Some of the students of The Garrett Music Academy have gone on to professional music careers and one has even become a music therapist.

For more information, contact our Customer Support Team at support@thesmbx.com

